UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 6)

TODD SHIPYARDS CORPORATION
(Name of Subject Company)

TODD SHIPYARDS CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

889039103
(CUSIP Number of Class of Securities)

Michael G. Marsh
Secretary and General Counsel
TODD SHIPYARDS CORPORATION
1801-16th Avenue SW
Seattle, WA 98134
(206) 623-1635

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
(314) 241-9090

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Introduction

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Todd Shipyards Corporation, a Delaware corporation (the “Company”), on December 30, 2010, as amended by Amendment No. 1 filed with the SEC on January 11, 2011, as further amended by Amendment No. 2 filed with the SEC on January 14, 2011, as further amended by Amendment No. 3 filed with the SEC on January 21, 2011, as further amended by Amendment No. 4 filed with the SEC on January 25, 2011, and as further amended by Amendment No. 5 filed with the SEC on January 31, 2011.  The Schedule relates to the offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), to purchase for cash all outstanding Shares at a price of $22.27 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable withholding and transfer taxes, payable by Purchaser upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 and the related Letter of Transmittal, in each case as amended, copies of which are attached to the Tender Offer Schedule on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on December 30, 2010.

Except as otherwise set forth below, the information set forth in the Schedule remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4, “The Solicitation or Recommendation  - (e) Opinion of Financial Advisor” is hereby amended by inserting the following sentence immediately after the first sentence of the first paragraph under the subsection titled Discounted Cash Flow Analysis:

“The projected unlevered free cash flows derived from the Company's internal estimates were (in millions) $2.863 (remaining 2011E) $17.587 (2012E), $12.167 (2013E), $12.471 (2014E) and $14.357 (2015E).”

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information – Certain Company Projections,” is hereby amended and supplemented by adding the following paragraph to the end of such subsection:

“On February 2, 2011, the Company announced that the U.S. Navy (“Navy”) awarded to Todd Pacific a five-year Multi-Ship/Multi-Option contract for the drydocking of the surface combatant ships homeported at Naval Station Everett or visiting the Puget Sound region.  This contract, and the financial effects thereof, were included in the Projections which, as described above, were provided to Purchaser, Parent and Houlihan Lokey.  The award of this contract by the Navy does not represent a change to the Projections.”

Item 8, “Additional Information-Litigation, ” is hereby amended and supplemented by adding the following paragraph to the end of such subsection:

“On February 1, 2011, the Company’s counsel, on behalf of the Company and Parent, reached an agreement in principle with the plaintiffs in all of the purported class action lawsuits to settle all of the above actions filed in connection with the transactions contemplated by the Merger Agreement.  Among other things, the terms of the settlement require the Company to make supplemental disclosures to the Schedule, including those set forth in this Amendment and in previous amendments.  The Company and Parent are in the process of negotiating appropriate settlement documents with such plaintiffs and their counsels, including the fees payable to plaintiffs’ counsels.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TODD SHIPYARDS CORPORATION

By:	/s/ Michael G. Marsh
Name:	Michael G. Marsh
Title:	Secretary and General Counsel

Dated: February 3, 2011